SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. __)*

                             PROLINK HOLDINGS CORP.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    74340T100
                                    ---------
                                 (CUSIP Number)

                                 August 17, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1 (b)
         [X] Rule 13d-1 (c)
         [ ] Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74340T100
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------- ----------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,623,066 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,623,066 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,623,066 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO, HC
--------- ----------------------------------------------------------------------


---------------------------------

      * Based on 46,276,946 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2007. As of August 17, 2007, Calliope Capital Corporation ("Calliope") held (i) a warrant (the "Warrant") to acquire 3,567,568 Shares, at an exercise price of $1.40 per Share for the first 1,189,189 Shares acquired thereunder, $1.50 per Share for the next 1,189,189 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate principal amount (the "Principal Amount") of $4,000,000, which is convertible into Shares at a conversion rate of $1.40 per Share for the first $1,333,333 of the Principal Amount, $1.50 per Share with respect to the next $1,333,333 of the Principal Amount and $1.67 per Share with respect to the remaining $1,333,334 of the Principal Amount, subject to certain adjustments. The Warrant and Note contain an issuance limitation prohibiting Calliope from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by Calliope of a Notice of Redemption (as defined in an pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. which is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by Calliope reported in this Schedule 13G.

CUSIP No. 74340T100
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Calliope Capital Corporation
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  57-1237865
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,623,066 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,623,066 shares of Common Stock. *
---------- ---------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,623,066 shares of Common Stock
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [X]
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           CO
---------- ---------------------------------------------------------------------


--------------------------------
      * Based on 46,276,946 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2007. As of August 17, 2007, Calliope Capital Corporation ("Calliope") held (i) a warrant (the "Warrant") to acquire 3,567,568 Shares, at an exercise price of $1.40 per Share for the first 1,189,189 Shares acquired thereunder, $1.50 per Share for the next 1,189,189 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate principal amount (the "Principal Amount") of $4,000,000, which is convertible into Shares at a conversion rate of $1.40 per Share for the first $1,333,333 of the Principal Amount, $1.50 per Share with respect to the next $1,333,333 of the Principal Amount and $1.67 per Share with respect to the remaining $1,333,334 of the Principal Amount, subject to certain adjustments. The Warrant and Note contain an issuance limitation prohibiting Calliope from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by Calliope of a Notice of Redemption (as defined in an pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. which is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by Calliope reported in this Schedule 13G.

CUSIP No. 74340T100
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,623,066 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,623,066 shares of Common Stock. *
---------- ---------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,623,066 shares of Common Stock
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [X]
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------


--------------------------------
      * Based on 46,276,946 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2007. As of August 17, 2007, Calliope Capital Corporation ("Calliope") held (i) a warrant (the "Warrant") to acquire 3,567,568 Shares, at an exercise price of $1.40 per Share for the first 1,189,189 Shares acquired thereunder, $1.50 per Share for the next 1,189,189 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate principal amount (the "Principal Amount") of $4,000,000, which is convertible into Shares at a conversion rate of $1.40 per Share for the first $1,333,333 of the Principal Amount, $1.50 per Share with respect to the next $1,333,333 of the Principal Amount and $1.67 per Share with respect to the remaining $1,333,334 of the Principal Amount, subject to certain adjustments. The Warrant and Note contain an issuance limitation prohibiting Calliope from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by Calliope of a Notice of Redemption (as defined in an pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. which is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by Calliope reported in this Schedule 13G.

CUSIP No. 74340T100
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                               (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
-------------------- -----------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,623,066 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,623,066 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,623,066 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------


--------------------------------
      * Based on 46,276,946 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2007. As of August 17, 2007, Calliope Capital Corporation ("Calliope") held (i) a warrant (the "Warrant") to acquire 3,567,568 Shares, at an exercise price of $1.40 per Share for the first 1,189,189 Shares acquired thereunder, $1.50 per Share for the next 1,189,189 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate principal amount (the "Principal Amount") of $4,000,000, which is convertible into Shares at a conversion rate of $1.40 per Share for the first $1,333,333 of the Principal Amount, $1.50 per Share with respect to the next $1,333,333 of the Principal Amount and $1.67 per Share with respect to the remaining $1,333,334 of the Principal Amount, subject to certain adjustments. The Warrant and Note contain an issuance limitation prohibiting Calliope from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by Calliope of a Notice of Redemption (as defined in an pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. which is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by Calliope reported in this Schedule 13G.

CUSIP No. 74340T100
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                (b) [X]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,623,066 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,623,066 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,623,066 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------


--------------------------------
      * Based on 46,276,946 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2007. As of August 17, 2007, Calliope Capital Corporation ("Calliope") held (i) a warrant (the "Warrant") to acquire 3,567,568 Shares, at an exercise price of $1.40 per Share for the first 1,189,189 Shares acquired thereunder, $1.50 per Share for the next 1,189,189 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate principal amount (the "Principal Amount") of $4,000,000, which is convertible into Shares at a conversion rate of $1.40 per Share for the first $1,333,333 of the Principal Amount, $1.50 per Share with respect to the next $1,333,333 of the Principal Amount and $1.67 per Share with respect to the remaining $1,333,334 of the Principal Amount, subject to certain adjustments. The Warrant and Note contain an issuance limitation prohibiting Calliope from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by Calliope of a Notice of Redemption (as defined in an pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. which is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by Calliope reported in this Schedule 13G.

CUSIP No. 74340T100

Item 1(a).  Name of Issuer: ProLink Holdings Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:
                  410 South Benson Ln.
                  Chandler, AZ 85224

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13G is also filed on behalf of Calliope Capital Corporation, a Delaware corporation and a wholly owned subsidiary of Laurus Master Fund, Ltd., Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Calliope Capital Corporation. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 335
            Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  74340T100

Item 3.     Not Applicable

Item 4.     Ownership:

       (a) Amount Beneficially Owned: 4,623,066 shares of Common Stock

       (b) Percent of Class: 9.99%

       (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock. *

            (ii) shared power to vote or to direct the vote: 4,623,066 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  4,623,066 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable (see Item 2(a))

Item 8.     Identification and Classification of Members of the Group:
            Not applicable (see Item 2(a))

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-----------------------------------
      * Based on 46,276,946 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2007. As of August 17, 2007, Calliope Capital Corporation ("Calliope") held (i) a warrant (the "Warrant") to acquire 3,567,568 Shares, at an exercise price of $1.40 per Share for the first 1,189,189 Shares acquired thereunder, $1.50 per Share for the next 1,189,189 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate principal amount (the "Principal Amount") of $4,000,000, which is convertible into Shares at a conversion rate of $1.40 per Share for the first $1,333,333 of the Principal Amount, $1.50 per Share with respect to the next $1,333,333 of the Principal Amount and $1.67 per Share with respect to the remaining $1,333,334 of the Principal Amount, subject to certain adjustments. The Warrant and Note contain an issuance limitation prohibiting Calliope from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by Calliope of a Notice of Redemption (as defined in an pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. which is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by Calliope reported in this Schedule 13G.

CUSIP No. 74340T100

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    August 27, 2007
                                    ----------------
                                    Date
                                    LAURUS MASTER FUND, LTD.

                                    /s/ David Grin
                                    ----------------
                                    David Grin
                                    Director

CUSIP No. 74340T100

APPENDIX A

A. Name:             Calliope Capital Corporation, a Delaware Corporation
                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware


B.                   Name: Laurus Capital Management, LLC, a Delaware limited
                     liability company 335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware


C. Name:             David Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      Israel


D. Name:             Eugene Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      United States

CUSIP No. 74340T100

Each of Calliope Capital Corporation, Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

Calliope Capital Corporation

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    President, Chairman, Secretary
    August 27, 2007


Laurus Capital Management, LLC

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    August 27, 2007

/s/ David Grin
-----------------------------------------
    David Grin
    August 27, 2007

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    August 27, 2007